UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Next Thing Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-2921567
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2180 Vista Way Unit B, #1096, Oceanside, California 92054

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

In this report, the term “Next Thing” or “the company” refers to Next Thing Technologies, Inc., a Delaware corporation.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report on Form 1-K. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2025.

Overview

Next Thing Technologies, Inc was formed on August 26, 2019 under the laws of the state of Delaware, and is headquartered in Oceanside, California. Next Thing is a research and development and technology company creating technology for personal, commercial and government use. Next Thing is developing Next Bolt, which we intend to be an affordable, modular, safe, and easier-to-install battery for individuals and businesses.

Results of Operations for the six months ended June 30, 2025 and June 30, 2024

Since its founding in 2019, the company has been supported by its founders and its offerings of securities under Regulation Crowdfunding and Regulation A while it has focused on efforts related to the initial development of the company’s core product. The company has not yet begun generating revenues but made progress in potential cost reduction of product, contractor hires, cost reductions, fundraising, partnership development, software systems, contractor hires, data, analytics and internal system improvements.

Operating Expenses

Operating expenses of the Company were composed of selling, general and administrative expenses and research and development expense.

During the six months ended June 30, 2025, the Company incurred $1,069,391 in operating expenses, as compared to $1,015,647 in operating expenses incurred during the six months ended June 30, 2024, representing a 5.3% increase.

Selling, general and administrative expenses

Selling, general and administrative expenses are comprised primarily of legal, payroll, stock option expense and contractor professional services related to establishing the business infrastructure, maintaining compliance, raising capital and technology development. The total selling, general and administrative expense increased by $233,254 or 36.4% to $874,095 during the six months ended June 30, 2025 compared to $640,841 during the six months ended June 30, 2024. This increase is primarily attributed to the increase in advertising of $405,340 or 153.6% to $669,201 during the six months ended June 30, 2025 from $263,861 during the six months ended June 30, 2024. Additionally, stock option expense during the six months ended June 30, 2025 amounted to $48,183 compared to $0 during six months ended June 30, 2024. The increase is due to expenses incurred in business infrastructure, brand marketing, business development and raising capital included related compliance requirements.

Research and development expenses

Research and development expenses are related to research costs incurred for technology development for potential products. The research and development expenses are comprised of payroll, third party contractors, depreciation and stock option expense. The total research and development expense decreased by $179,510 or 47.9% to $195,296 during the six months ended June 30, 2025 compared to $374,806 during the six months ended June 30, 2024. The decrease was due to a reduction in third-party contractors during the six months ended June 30, 2025.

Other Income

Other income, consisting of dividend income, amounted to $2,603 during the six months ended June 30, 2025 compared to $37,491 during the six months ended June 30, 2024, which is a decrease of $34,888 or 93.1%.

Net Loss

Accordingly, the company’s net loss amounted to $1,066,788 during the six months ended June 30, 2025 compared to $978,156 during the six months ended June 30, 2024, which is an increase of $88,632, or 9.1%.

Liquidity and Capital Resources

As of June 30, 2025, the company had $816,826 in cash and cash equivalents compared to $507,291 in cash and cash equivalents as of December 31, 2024. We have also recorded the value of our trademark as an intangible asset of the company, carried at $923.

Net cash used in operating activities was $927,416 and $973,742 during the six months ended June 30, 2025 and 2024, respectively.

To date, the company’s operations have been financed through loans from its founders and stock purchases.

We are reliant on the proceeds from our current Regulation A offering, together with our cash and cash equivalent balances to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.  If the company is unable to obtain sufficient amounts of additional capital, the company may be required to modify the near-term scope of its planned development and operations, which could delay implementation of the company’s business plan and harm its business, financial condition, and operating results.

Resource Allocation

In order to preserve liquidity while maintaining research capacity, we have converted certain cash obligations into equity-based compensation arrangements with partners. These transactions reduce near-term cash requirements while allowing the Company to retain access to resources for its product development efforts.

Contractor Dispute

We are engaged in discussions with a former contractor regarding the terms of their engagement. While we have extended a proposal to resolve the matter, there remains the possibility of legal action. At this stage, management has not concluded that a loss is probable or reasonably estimable, and no liability has been recorded. An adverse outcome, if any, could result in financial expenditures or reputational impact.

Executive Compensation

As part of broader cost management initiatives, our Chief Executive Officer voluntarily accepted a temporary adjustment to base compensation. Full compensation is intended to be restored. This measure is expected to conserve cash resources in the near term.

Equity Issuances

During the six months ended June 30, 2025, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes selling Class B stockholders. The company issued 233,951 shares of Class A common stock at a price of $3.00 per share and effective November 7, 2024 at a price of $6.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $1,307,433 in the six month period ended June 30, 2025. In addition, for the six-month period ended June 30, 2025, the company is due a subscription in an amount of $39,664 as of June 30, 2025 from a 5% holdback of investor funds for ninety days. The company also received $12,694 in amounts for shares to be issued for which shares had not yet been issued as of June 30, 2025, and therefore recorded such as a current liability pending issuance of such shares. The company incurred $51,162 in offering costs associated with this offering, exclusive of marketing costs. With this offering, the selling Class B shareholders sold 30,617 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds from which of $183,700 were received by the Company and payable to the Class B selling shareholders as of June 30, 2025.

Plan of Operations

Scientific Partnerships

We have engaged with partners in this space that we believe will help the company make progress towards our development roadmap. Our current relationships do not impose any obligations to make payments to other parties, and fully realizing benefits of these partnerships will only be possible should the company have sufficient capital resources available for potential intellectual property and technology development efforts.

Project Termination

Following a strategic review of resource allocation, we terminated a non-core development project during the reporting period. Personnel associated with the project were reallocated to core product development activities. This decision was made to focus resources on initiatives with the highest expected impact on our long-term roadmap.

Software Opportunity

In light of recent state and federal government initiatives affecting the energy and storage markets, we are evaluating a potential software opportunity that could facilitate access to our target customer base. While no definitive commitments have been made, management believes that, if pursued, such a software solution could complement our hardware development by enabling engagement with customers in regulated markets. The scope, timing, and funding of this initiative will depend on available capital and the outcome of our ongoing evaluation.

Our primary objective for this year is to secure the necessary capital to execute our strategic vision in what is a capital-intensive and competitive industry. Fundraising is essential to our success and will guide the extent to which we can pursue key initiatives. In parallel with raising capital, we will explore supplementary funding opportunities through grants, government programs, and strategic partnerships.

Contingent upon securing sufficient funding, our focus will shift to several operational priorities, including:

●	Developing documented case studies to facilitate partnership development with additional testing needed for further case studies.

●	Advancing next-generation prototypes through additional testing as part of our ongoing research and development (R&D) efforts.

●	Secure additional funding to enable hiring key personnel to strengthen our technical and operational teams.

●	Expanding intellectual property (IP), particularly in battery performance.

●	Pursuing manufacturing and licensing opportunities in areas less likely to be affected by the ongoing trade and tariff struggle with China.

●	Applying for government incentives, grants, and tax credits, requiring dedicated resources.

●	Building a commercial-level prototype, focusing in the short term on improving the core cell chemistry to make the technology truly disruptive and market-ready, to enable business development, case study partnerships, and future sales.

●	Continuing to expand lab capabilities and exploring collaborations with external research labs.

●	Developing lead channels for home services, supporting product distribution and sales, with potential early revenue.

●	Continuing to develop a complementary technology that enhances battery performance and efficiency.

Our plan is flexible and scalable, with exact steps influenced by the level of funds raised. While our primary focus is on battery technologies, we will also explore tangential innovations that improve system efficiency and overall performance.

Given the iterative nature of R&D, timelines are subject to change. Currently, we anticipate having a production model within three years, pending successful completion of key milestones and sufficient funding.

We are excited about the potential our technology offers, but much of our ability to achieve these goals depends on securing the necessary funding. Each step will be carefully timed and scaled according to available capital, ensuring adaptability to market conditions while staying focused on long-term success.

We have advanced our research and development efforts, laying important groundwork for future technological improvements. As is common with innovative R&D, the process is iterative, and timelines are subject to various factors, most critically the availability of funding. While we are encouraged by initial signs, significant capital is required to move definitively towards a production-ready model. Our ongoing Regulation A fundraising efforts are key to securing these necessary resources.

Pending successful fundraising and R&D outcomes, we currently anticipate this development phase could take approximately 3 years but this is an estimate and depends heavily on capital inflow. We are committed to strategically deploying funds as they become available to maximize progress.

Trend Information

In the views of management, the current global crises have put a focus on national security with relation to energy. In addition, everyone is seeing inflated energy prices down to a consumer level and increasing energy demands with electric vehicles and AI. As a result, interest in energy storage is increasing--if you are worried about rising energy prices, storing your own energy is seen as a potential solution. Further, infrastructure legislation has brought additional federal funding into the battery space, allowing for potential efficiencies when we are ready for production of Next Bolt.

We see a potential drawback as being increased competition in this space as more electric storage companies enter the market, which could result in competition for talent making it harder to hire research and development teams. Further, volatility of demand for lithium and other battery materials requires risk planning. This potentially makes it harder for us to enter into test markets. With increased costs and competition for talent, materials and manufacturing capacity, the timeline to launch products into market might be increased, which will affect our ability to spend money on R&D and other initiatives.

Additionally, with this additional competition there might be price pressure for our products. If the company is forced to engage in price wars to gain market share it might be compelled to lower its expenses in R&D and other parts of its operations.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

FINANCIAL STATEMENTS

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

UNAUDITED

JUNE 30, 2025 AND DECEMBER 31, 2024

NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$816,826	$507,291
Subscription receivable	39,664	2,924
Prepaid expenses	1,579	3,379
Total current assets	858,069	513,594
Property and equipment, net	16,365	18,641
Intangible assets	923	923
Total assets	$875,357	$533,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$216,745	$129,632
Class B shareholder payable	183,700	-
Pending investments	12,694	5,040
Total liabilities	413,139	134,672

Commitments and contingencies

Stockholders’ equity:
Series Seed Preferred stock, $0.00001 par value, 2,620,394 shares authorized, 2,620,394 shares issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $5,083,564 as of both June 30, 2025 and December 31, 2024	26	26
Undesignated Preferred stock, $0.00001 par value, 7,379,606 shares authorized as of June 30, 2025 and December 31, 2024	-	-
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, 625,581 and 391,630 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	6	4
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, 12,168,340 and 12,198,957 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	122	122
Additional paid-in capital	6,729,297	5,598,779
Treasury stock, 5,761,523 shares of Class B common stock	(60)	(60)
Accumulated deficit	(6,267,173)	(5,200,385)
Total stockholders’ equity	462,218	398,486
Total liabilities and stockholders’ equity	$875,357	$533,158

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2025	2024

Revenues	$-	$-

Operating expenses:
Selling, general and administrative	874,095	640,841
Research and development	195,296	374,806
Total operating expenses	1,069,391	1,015,647

Loss from operations	(1,069,391)	(1,015,647)

Other income (expense), net:
Dividend income	2,603	37,491
Total other income (expense), net	2,603	37,491

Net loss	$(1,066,788)	$(978,156)

Weighted average common shares outstanding - basic and diluted	12,650,483	17,785,646
Net loss per common share - basic and diluted	$(0.08)	$(0.05)

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

UNAUDITED

	Series Seed		Common Stock				Additional			Total Stockholders’
	Preferred Stock		Class A		Class B		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balances at December 31, 2023	2,620,394	$26	204,130	$2	17,971,260	$180	$5,100,492	$-	$(3,257,104)	$1,843,596
Issuance of common stock pursuant to Reg A offering	-	-	102,992	1	-	-	254,807	(1,013)	-	253,795
Repurchase of Class B common stock	-	-	-	-	(5,761,523)	(58)	(2)	-	-	(60)
Offering costs	-	-	-	-	-	-	(85,056)	-	-	(85,056)
Issuance of Class A common stock sold by Class B shareholders	-	-	10,780	-	(10,780)	-	-		-	-
Net loss	-	-	-	-	-	-	-		(978,156)	(978,156)
Balances at June 30, 2024	2,620,394	$26	317,902	$3	12,198,957	$122	$5,270,241	$(1,013)	$(4,235,260)	$1,034,119

	Series Seed		Common Stock				Additional				Total
	Preferred Stock		Class A		Class B		Paid-in	Accumulated	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balances at December 31, 2024	2,620,394	$26	391,630	$4	12,198,957	$122	$5,598,779	$(5,200,385)	5,761,523	$(60)	$398,486
Issuance of common stock pursuant to Regulation A offering	-	-	203,334	2	-	-	1,317,167	-	-	-	1,317,169
Issuance of Class A common stock sold by Class B shareholders	-	-	30,617	-	(30,617)	-	(183,700)	-	-	-	(183,700)
Stock option expense	-	-	-	-	-	-	48,183	-	-	-	48,183
Offering costs	-	-	-	-	-	-	(51,132)	-	-	-	(51,132)
Net loss	-	-	-	-	-	-	-	(1,066,788)	-	-	(1,066,788)
Balances at June 30, 2025	2,620,394	$26	625,581	$4	12,168,340	$122	$6,729,297	$(6,267,173)	5,761,523	$(60)	$462,218

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(1,066,788)	$(978,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,276	2,222
Stock option expense	48,183	-
Change in operating assets and liabilities:
Interest receivable	-	3,338
Prepaid expenses	1,800	-
Accounts payable and accrued expenses	87,113	(1,146)
Net cash used in operating activities	(927,416)	(973,742)
Cash flows from investing activities:
Acquisition of property and equipment	-	(6,404)
Net cash used in investing activities	-	(6,404)
Cash flows from financing activities:
Repurchase of Class B shares	-	(60)
Issuance of common stock pursuant to Regulation A offering	1,288,083	202,628
Passthrough of Regulation A proceeds to selling shareholders	-	(32,340)
Offering costs	(51,132)	(85,056)
Net cash provided by financing activities	1,236,951	85,172
Net change in cash and cash equivalents	309,535	(894,974)
Cash and cash equivalents at beginning of period	507,291	2,023,383
Cash and cash equivalents at end of period	$816,826	$1,128,409

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental non-cash disclosure of cash flow information:
Pending investments liability transferred to equity	$12,694	$83,507
Payable to Class B common stockholders	$183,700	-
Subscriptions receivable	$39,664	$-

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the “Company”) is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of June 30, 2025, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, research and development and raising of capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,066,788 and $978,156 for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company had an accumulated deficit of $6,267,173. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include deferred income tax assets and valuation of stock options.

Reclassifications

We have reclassified, combined or separately disclosed certain amounts in the prior years’ financial statements and accompanying footnotes to conform with the current year’s presentation. These changes consisted of reclassifying expenses on the statement of operations realigning certain expenses previously classified as selling and marketing and general and administrative to selling, general and administrative and research and development.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2025 and December 31, 2024, there was $277,015 and $197,083 of cash in excess of federally insured limits or in uninsured money market accounts, respectively.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Money market funds are classified as cash equivalents if they are short-term, highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. As of June 30, 2025 and December 31, 2024, the Company held $0 and $473,093 in money market funds, respectively, which were classified as cash equivalents. During the six months ended June 30, 2025 and 2024, money market funds earned dividend income of $2,603 and $37,491, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company did not recognize any impairment charge during the period ended June 30, 2025 and 2024.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Research and Development

The Company’s research and development activities focus on products designed to support technology development, financing, and future revenue growth. Research and development expenses consist primarily of contracted development and testing efforts associated with the development of products.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the Company’s property and equipment. The Company’s equipment is depreciated over a useful life of 5 years.

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the period ended June 30, 2025 and 2024.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items included stock options outstanding as of June 30, 2025 and December 31, 2024, and 2,620,394 shares of preferred stock outstanding. (see Note 5).

Recently Adopted Accounting Pronouncements

 In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the financial statements with no impacts on the financial condition, results of operations and cash flows.

 Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment:

	June 30,	December 31
	2025	2024
Equipment	$24,894	$24,894
Less: Accumulated depreciation	(8,529)	(6,253)
Property and equipment, net	$16,365	$18,461

Depreciation expense was $2,276 and $2,222 for June 30, 2025 and 2024, respectively.

5.	STOCKHOLDERS’ EQUITY

As of June 30, 2025 and December 31, 2024, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, with 2,620,394 designated as Series Seed Preferred Stock. 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

  During the six months ended June 30, 2025, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes selling Class B stockholders. The Company issued 233,951 shares of Class A common stock at a price of $3.00 per share and effective November 7, 2024 at a price of $6.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $1,317,167 in the six months ending June 30, 2025. In addition, a subscription receivable amounted to $39,664 as of December 31, 2024 from a 5% holdback of investor funds for ninety days. The Company also received $12,694 in amounts for shares to be issued for which shares had not yet been issued as of June 30, 2025, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $51,162 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 30,617 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds from which of $183,700 were received by the Company and payable to the Class B selling shareholders as of June 30, 2025.

During the six months ended June 30, 2024, the Company’s Regulation A offering of its Class A common stock, of which a portion of this offering includes selling Class B stockholders. The Company issued 113,772 shares of Class A common stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $203,640 in the six months ending June 30, 2024 and shares issued related to the $83,507 amounts received in the prior year. The Company incurred $85,056 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 10,780 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds from which of $32,340 were received by the Company and remitted to the selling shareholders.

 Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

 Holders of Series Seed Preferred Stock are entitled to various protective provisions, including dilution protected dividend rights ratable with common stockholders and conversion rights into Class A common stock at a dilution protected one-for-one rate at the holder’s option. Series Seed Preferred Stock is subject to mandatory conversion if and upon an initial public offering or upon a vote of the holders. Holders of Series Seed Preferred Stock have voting rights on an as converted basis with Class A common stock. Holders of Series Seed Preferred Stock are entitled to a liquidation preference of $1.94 per share, resulting in a liquidation preference of $5,083,564 as of June 30, 2025 and December 31, 2024. Preferred stockholders have one vote per share.

As of June 30, 2025 and December 31, 2024, the Company had 625,581 and 391,630 shares of Class A common stock and 12,168,340 and 12,198,957 shares of Class B common stock outstanding, respectively.

In June 2024, the Company repurchased 5,761,523 shares of Class B Common Stock from Salinity Ventures LLC for $60.

As of June 30, 2025 and December 31, 2024, the Company had 2,620,394 shares of Series Seed Preferred Stock issued and outstanding.

2021 Equity Incentive Plan

On June 11, 2011, the Board approved and adopted the Company’s 2021 Equity Incentive Plan (the “Plan”) and reservation of 2,400,000 shares of Class A common stock for the Plan. There were 2,165,073 shares available for issuance under the Plan as of June 30, 2025. As of June 30, 2025 there were 234,927 options outstanding with a weighted average exercise price of $2.72 per share. There were 69,772 options exercisable as of June 30, 2025 and December 31, 2024.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

In 2024, 218,155 stock options were granted to certain employees and consultants of the Company. The options have an exercise price of $1.94 or $3.00 per share, vesting periods ranging from immediate to over 4 years, a life of 10 years from the grant date and are subject to the terms and conditions of the Plan.

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following assumptions were used to calculate the fair value of stock options granted for year ended December 31, 2024:

2024
Weighted average fair value	$1.88
Volatility	65.9%
Risk-free interest rate	3.75-4.40%
Dividend yield	0.0%
Expected term	5.00-6.08 years

The following is a summary of option activity pursuant to the Plan for the period ending June 30, 2025.

		Weighted
		Average
	Number of	Exercise	Intrinsic
	Options	Price	Value
Outstanding as of December 31, 2024	274,972	$2.76	$890,424
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled	(40,000)	3.00	—
Expired	—	—	—
Outstanding as of June 30, 2025	234,927	$2.72	$770,424
Exercisable as of June 30, 2025	69,772	$2.14	$269,494

Stock based compensation of $48,183 and $0 had been recorded for the periods ended June 30, 2025 and 2024, respectively. Remaining unvested options as of June 30, 2025 vest over a remaining period of 38 months and the unrecognized stock-based compensation is $242,414 as of June 30, 2025. The weighted average remaining contractual terms of the outstanding options is 8.38 years.

6.	COMMITMENTS AND CONTINGENCIES

The Company may, from time to time, be subject to pending or threatened legal proceedings, disputes with contractors, or regulatory inquiries in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, an adverse resolution of one or more of these matters could have a material impact on the Company’s business, financial condition, or results of operations. As of the date of this filing, management has not concluded that any such matters are probable and estimable, and accordingly no liabilities have been recorded. In addition, the Company is evaluating potential strategic transactions, including possible investments in third-party entities or intellectual property rights that may be important for the development of its products. These opportunities are discretionary and not contractually committed, but if pursued could require significant expenditures and could materially impact the Company’s cash resources. The Company is a development-stage business with limited financial resources. There is a risk that the Company may not have sufficient funds to complete its product development or to continue as a going concern without additional capital. If the Company is unable to raise additional financing on acceptable terms, it may be forced to curtail or cease operations.

7.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 12, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements except disclosed below:

During the period of July 1, 2025, through September 10, 2025, the Company raised approximately $725,000 under the Regulation A offering of its Class A common stock.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Restated Certificate of Incorporation (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-1_nextthing.htm)
2.2	Certificate of Designation (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-2_nextthing.htm)
2.3	Bylaws (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-3_nextthing.htm)
6.1	2021 Equity Incentive Plan (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex6-1_nextthing.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXT THING TECHNOLOGIES, INC.

By:	/s/ Jason Adams
Name:	Jason Adams
Title:	CEO

This Semi-Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Adams
Jason Adams, Principal executive officer,
Principal financial officer, Principal
accounting officer, and director
Date: September 12, 2025